Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Catalyst Paper Corporation (the “Company”)
2nd Floor

3600 Lysander Lane

Richmond, B.C.

V7B 1C3

Item 2.	Date of Material Change

March 11, 2012.

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on March 12, 2012 through the facilities of CNW and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

Catalyst announced that it had entered into an agreement with certain holders of its 11% senior secured notes due in 2016 (the “Senior Secured Notes”) and 7 3/8% senior notes due in 2014 (the “Senior Notes”) with respect to a plan of arrangement under the Companies’ Creditors Arrangement Act (“CCAA”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Catalyst announced that it had entered into an agreement with certain holders of its Senior Secured Notes and Senior Notes with respect to a plan of arrangement under the CCAA.

The Agreement, which requires its signatories to support the restructuring transactions described therein by, among other things, agreeing to vote in favour of the proposed plan of arrangement, has been signed by (a) holders of Senior Secured Notes holding approximately US$164 million aggregate principal amount of outstanding Senior Secured Notes and (b) holders of Senior Notes holding approximately US$34.5 million aggregate principal amount of outstanding Senior Notes.

The company expects additional holders of Senior Secured Notes and Senior Notes to sign the Agreement and agree to vote in favour of and support the plan of arrangement. Implementation of the plan of arrangement will be subject to requisite approval by holders of the Senior Secured Notes and holders of the Senior Notes and other creditors at meetings to be held to consider the arrangement, the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory approvals. The Agreement provides that in the event a plan of arrangement is not approved by the requisite voting threshold, the company will commence a sale transaction in accordance with certain agreed sale and investor solicitation procedures. The Agreement is subject to termination in certain circumstances, including if a new labour agreement with all union locals at the company’s Canadian mills has not been ratified.

The specific terms of the Agreement include:

▪	Catalyst Paper’s US$390.4 million aggregate principal amount of outstanding Senior Secured Notes will be exchanged for:

o	US$325 million aggregate principal amount of new 11% first lien notes (the “New Notes”), the terms of which are described below;

o	80% of the company’s common shares (subject to dilution from common shares issued to holders of warrants, as described below); and

o	new first lien coupon notes (the “Coupon Notes”) in a principal amount equal to accrued and unpaid interest under the Senior Secured Notes to the effective date of the arrangement, the terms of which are described below.

▪	Catalyst Paper’s US$250 million aggregate principal amount of Senior Notes and all existing unsecured non-priority claims against the company that have not been otherwise satisfied (“General Claims”) will be exchanged for:

o	20% of the company’s common shares (subject to dilution from common shares issued to holders of warrants); and

o	warrants which will be exercisable, on a cashless basis, to acquire up to 15% of the fully diluted common shares of the company as of the effective date of the plan of arrangement at an exercise price aggregate equity value of $111.7 million, for up to four years from the effective date of the plan of arrangement;

o	holders of General Claims in an amount under a dollar threshold to be specified (or who agree to reduce their claim to such threshold amount) will receive cash up to a certain percentage of such holder’s General Claim unless they elect to receive the common shares and warrants described above, provided that the aggregate amount of cash payable to such holders shall not exceed $2.5 million.

▪	All existing common shares, as well as options, warrants, rights or similar instruments, will be cancelled and extinguished for no consideration.

▪	A new Board of Directors will be appointed as part of the transaction.

The New Notes will have substantially the same terms and conditions as the company’s existing Senior Secured Notes with certain exceptions including:

▪	the maturity date of the New Notes will be the earlier of (i) six months after the end date of the new labour agreements; and (ii) December 16, 2017, provided that the maturity date will never be earlier than December 16, 2016;

▪	interest on the New Notes will be payable semi-annually in cash at an annual interest rate of 11% or, at the option of company, interest may be partially paid in kind, but if that option is taken for any semi-annual interest payment, interest for that payment will be calculated at an annual rate of 13% with 7.5% being paid in cash and 5.5% being paid in kind through the issuance of additional New Notes;

▪	security will be all collateral securing the Senior Secured Notes, plus certain Excluded Assets (as defined in the indentures governing the Senior Secured Notes) where the consent of a third party is not required to charge such Excluded Assets;

▪	the New Notes will have an annual cash flow sweep, subject to a minimum liquidity threshold. Any amounts paid to holders of the New Notes from the cash flow sweep will be used to pay down the principal amount of the New Notes at par value;

▪	the company will be able to issue up to an additional US$75 million in principal amount of New Notes, subject to the consent of holders of 75% in principal amount of New Notes if the company’s secured debt to EBITDA ratio, pro forma for the issuance of the additional New Notes, exceeds 3.0 times; and

▪	the company will be able to repurchase the New Notes for 103% of their principal amount until December 15, 2013 and 100% thereafter.

The Coupon Notes will have the same terms as the New Notes except:

▪	no interest will be payable on the Coupon Notes; and

▪	the Coupon Notes will have a quarterly cash flow sweep, subject to a minimum liquidity threshold. Any amounts paid to holders of the Coupon Notes from the cash flow sweep will be used to pay down the principal amount of the Coupon Notes at par value.

The company’s Board of Directors, supported by a recommendation of an independent committee of the Board, is unanimously recommending that all holders of Senior Secured Notes and Senior Notes and other creditors support the plan of arrangement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, please contact David Adderley, Vice-President and General Counsel, at 604-247-4017.

Item 9.	Date of Report

March 21, 2012.